82-627



06012206

Dentonia Resources Ltd.

Suite #880 – 609 Granville Street, Vancouver, BC. V7Y 1G5
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

March 23, 2006

For Immediate Release
TSX Venture: "DTA"

BULK SAMPLING & DIAMOND DRILLING PROGRAM AT DO27 WILL CONTINUE IN SPITE OF DETERIORATING ICE CONDITIONS OF THE WINTER ROAD

Dentonia Resources Ltd. ("Dentonia") has been advised by Peregrine Diamonds Ltd. ("Peregrine"), the operator of the WO Diamond Project, that the southern part of the winter road has been closed indefinitely due to unseasonably warm weather and deteriorating ice conditions, however, the winter road from Lac de Gras to the Ekati Diamond Mine is still open and the bulk sampling and diamond drilling program at the DO27 kimberlite of the WO Diamond Project, NWT, Canada, will continue for the duration of the winter/spring season.

Peregrine has secured a number of Hercules flights operated by First Air which will allow the transport of sufficient fuel to allow for the continuation of drilling. Peregrine has maintained an ice thickness on the DO27 lake which is in excess of 80 inches (2m). Drilling is expected to continue until such time as this ice thickness deteriorates significantly.

Dentonia Resources Ltd. is a 1/3 equity stake holder in DHK Diamonds Inc., which has a 20% contributing interest in the WO Diamond Project. To date, DHK Diamonds Inc. has made all cash call contributions to the September 2005/May 2006 exploration program, which consisted of the reinterpretation of the geophysical Falcon data for the claims surrounding the DO27 and the DO18, core drilling into the DO27 and the DO18 kimberlites, and RC drilling (24 inches) at the DO27 kimberlite, at a total estimated cost of approximately $12,500,000.

A cash call of $403,000 for April 2006, being DHK's pro rata contribution, remains outstanding and DHK is in a position to make this cash call.

A possible strike at the Ekati Diamond Mine may delay the processing of the DO27 bulk sample but contrary to The Report on Business, (Channel 58), the Public Service Alliance of Canada union, seeking a strike, has only 50 members (The Globe & Mail), and not 50% of the workforce, as claimed in The Report on Business.

Atkinson Gold Project, Ontario

Dentonia has completed a 10 hole drill program at the Lipton claims and is awaiting assay results.

Working Capital

Dentonia is a well funded diamond, gold, and specialty metal (molybdenum) exploration company with a current working capital in excess of $3,100,000.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"
Adolf A. Petancic, President

Investor Relations:
John Chalcraft Tel: (604) 541-1995; Toll Free: 1 (800) 540-1995 Facsimile: (604) 682-1144
Email: johnchalcraft@shaw.ca or dentonia@telus.net Website: www.dentonia.net

82-627



Dentonia Resources Ltd.

Suite #880 – 609 Granville Street, Vancouver, BC. V7Y 1G5
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

March 21, 2006

For Immediate Release
TSX Venture: "DTA"

DRILL RESULTS CONFIRM THE MULTI LOBE STRUCTURE OF THE DO27 WITH POSSIBLE DIFFERENT GRADES AND DIAMOND POPULATION WITHIN DIFFERENT LOBES

0.59 AND 0.18 CARAT DIAMONDS FOUND IN N.Q. DIAMETER (47mm) CORE HOLES

Referring to the news release of March 16, 2007 published by Peregrine Diamonds Ltd., the operator of the WO Diamond Project, Lac de Gras, NWT, which provided detailed results of seven (7) NQ drill holes, drilled into the DO27 kimberlite in the fall of 2005, the DO27 kimberlite bulk sample in 1994, and the 150 tonne mini bulk sample obtained in the winter 2005, lead to the conclusion that the DO27 kimberlite pipe has at least two distinct lobes, the Main Vent PK unit and the North-Eastern Lobe VK unit, geological distinct from each other, a fact not initially recognized in 1994.

The North-Eastern VK unit is further subdivided into an Upper and Lower VK unit, the Lower VK unit into five (5) sub-units, referred to as Lower VK-1 through to Lower VK-5.

The micro diamond counts within the VK units or horizons are both higher and lower than those of the Main PK unit, and different from each other, implying that the different horizons or units within the Lower VK unit have different diamond contents and perhaps different diamond populations, which further suggests that the 1994 bulk sample of approximately 3,000 tonnes, sampled and was restricted, primarily, to a lower grade unit or horizon, 100m below surface, basically on one level, within the Lower VK unit of the DO27 and penetrated into the "*apple green tuff*", assumed to be the Main PK unit, only a short distance. This penetration was described as, "shortly after entering the *apple green tuff*", due to unstable ground conditions, the drift was terminated and abandoned.

The fact that relatively large micro diamonds (0.59 and 0.18 carats) were obtained from the recent core drill intercepts in the VK unit of the North-Eastern Lobe indicates good potential for the presence of large stones within this lobe.

Also, the presence of horizons within the North-Eastern Lobe VK unit with micro-diamond contents equal or better than those seen in the Main Vent PK, suggests that significant portions of the North-Eastern Lobe could grade higher than the 0.98 carats/tonne grade obtained from the 2005 mini-bulk sample and possible grades higher than the 1994 bulk sample (0.36 ct/tonne).

The diamonds from the 1994 bulk sample were of good quality but relatively small, giving an average value of less than US$22 per carat in 1994, with one exception, a 3.6 ct stone was valued between US$450 - $800 per carat.

A subsequent infrared study of some of the diamonds from the 1994 bulk sample suggested the presence of three (3) groups of diamonds within the 1994 sample, and of particular note, was the presence of nitrogen-free diamonds (5%) within this sample (in 1998, Davies et al. observed that 35% of the diamonds within their 1994 sample were nitrogen free.)

Such determination is based on the molecular nitrogen configuration within a diamond crystal, up to 20 configurations are possible, and can be used as "fingerprinting" to determine the existence and location of a kimberlite, the source of such diamonds.

Similar nitrogen impurities in diamond crystals suggest similar conditions of crystallization and past crystallization thermal history of the diamond crystals, similar nitrogen configurations suggest similar diamonds in kimberlites.

To quote from the conclusion of the Report by Felix Kaminsky, Ph.D., and P.Geo. (BC) et al., November 1999, "Infrared Study of Diamonds from the DO27 Kimberlite Pipe, N.W.T., Canada".

"1) Based on the results of IR spectral analysis, the diamonds from the DO27 kimberlite pipe were divided into three groups differing in concentration and degree of aggregation of nitrogen impurity centres and in diamond morphology. Among them are nitrogen-free type IIa diamonds (Group C), which account for approximately 5% of the diamonds studied.

2) The proportion of nitrogen-free diamonds in the DO27 pipe (5%) is higher than average relative abundances of nitrogen-free diamonds in the majority of known kimberlite pipes, which most commonly vary from 0 to 1%. In general, the distribution of nitrogen impurity centres in diamonds from the DO27 pipe is similar to the Premier pipe, (South Africa), although the proportion of nitrogen-free crystals in the Premier pipe diamonds is considerably higher (varying between 10 and 20%)."

The Premier Pipe is noted for the presence of large gem quality diamonds, e.g. the Cullinan Diamond, and the frequency of finding diamonds larger than ten (10) carats within its population.

To quote further from the same report:

> "The presence of abundant nitrogen-free diamonds in the DO27 pipe is promising, as deposit with relatively high abundance of nitrogen-free diamonds reportedly hosts very large (over 100cts) diamonds (E. Sobolev 1984, Kaminsky et al., 1988)."

The fact that different groups of diamonds exist within the North-Eastern VK unit of the DO27, as suggested by the Infrared Study in 1999, appears to have been borne out by the most recent NQ core drill results, and confirm the existence of different horizons or units within the North-Eastern VK unit.

2006 Bulk Sample

Five (5) drill rigs, three (3) cores, two (2) RC, and auxiliary equipment, are on-site at the DO27 kimberlite. Bulk sampling and geological drilling is continuing at DO27, and updates will be provided as the program progresses.

DO-18

Micro-diamond results for DO-18, a kimberlite located approximately 700 meters North of DO27, are pending and will be released once all are obtained.

Pellatt Lake, NWT

Ground geophysical surveys are continuing at Pellatt Lake, refer to Dentonia's news release of February 27, 2006.

Interest

Dentonia Resources Ltd. is a 1/3 equity stakeholder in DHK Diamonds Inc., which has a 20% contributing interest in the WO Diamond Project.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"
Adolf A. Petancic
President

Investor Relations: John Chalcraft Tel: (604) 541-1995; Toll Free: 1 (800) 540-1995 Facsimile: (604) 682-1144
Email: johnchalcraft@shaw.ca or dentonia@telus.net Website: www.dentonia.net